Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE ACHIEVES CERTIFICATION FROM

METRO ETHERNET FORUM

Horizon Compact is now fully MEF 9 and MEF 14 certified

for carrier-Ethernet service delivery over microwave

Ottawa, Canada,  Nov 18, 2009 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that it has received Metro Ethernet Forum (MEF) certification for its Horizon Compact packet microwave radio solution. The MEF certification program provides service level benchmarks for manufacturers’ equipment and service provider performance in complex Ethernet-based networks. Horizon Compact is now MEF 9 and MEF 14 certified.

Iometrix, an independent testing lab and the official certification lab of the Metro Ethernet Forum, performed the testing of DragonWave’s Horizon Compact high-capacity packet microwave radio system.  MEF 9 and MEF 14 are complementary specifications that provide a comprehensive set of test cases to determine the readiness of Carrier Ethernet equipment to deliver standard Ethernet services and ensure interoperability in a multi-vendor environment.

“DragonWave’s Horizon Compact product successfully passed the very stringent compliance testing required for MEF 9 and MEF 14,” said Bob Mandeville, President of Iometrix. “MEF standards contribute to the accelerated worldwide adoption of Carrier Ethernet services”.

“As a member of the MEF, we feel strongly that certification of our Horizon Quantum is important for our customers who are making decisions about deploying packet-based networks and services,” said Alan Solheim.  “Independent certification provides the differentiation needed to build confidence in the interoperability of equipment in our customers Packet Microwave networks.”

DragonWave’s Horizon Compact is a high-capacity, packet microwave system that operates in licensed or unlicensed spectrum from 6 to 38 GHz.  This single integrated unit is a zero-footprint outdoor solution —eliminating rack congestion and minimizing collocation space.   Horizon Compact’s 800 Mbps capacity, Automatic Adaptive Modulation, and ring/mesh support provide maximum performance and throughput.  These features combined with simple installation and operation, as well as sophisticated remote management, result in significant lifecycle cost savings. DragonWave products deliver carrier-grade (99.999%) interference-free performance in next-generation IP networks.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024